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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                                ----------------

                            COLLINS INDUSTRIES, INC.
                              (Name of the Issuer)

                            Collins Industries, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, $0.10 par value per share
                         (Title of Class of Securities)

                                    194858106
                      (CUSIP Number of Class of Securities)

                               Donald Lynn Collins
                      President and Chief Executive Officer
                                15 Compound Drive
                            Hutchinson, Kansas 67502
                                 (620) 663-5551
       (Name, Address and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                                 Gary D. Gilson
                       Blackwell Sanders Peper Martin LLP
                          4801 Main Street, Suite 1000
                           Kansas City, Missouri 64112
                                 (816) 983-8000

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This statement is filed in connection with (check the appropriate box):

a. |X|  The filing of solicitation materials or an information statement subject
        to Regulation 14A, Regulation 14C | or Rule 13e-3(c) under the
        Securities Exchange Act of 1934.

b. |_|  The filing of a registration statement under the Securities Act of 1933.

c. |_|  A tender offer.

d. |_|  None of the above.

Check the following box if the soliciting materials or information statement
referred to in checking box (a) are preliminary copies: |X|

Check the following box if the filing is a final amendment reporting the results
of the transaction: |_|

                            Calculation of Filing Fee

     Transaction Valuation(1)                     Amount of Filing Fee(2)
           $611,911.30                                    $72.02

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(1)  Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 79,469 shares of Common Stock, par value $0.10 per share, for $7.70 per share in cash in lieu of issuing fractional shares to holders of less than one share after the proposed reverse/forward stock split.

(2)  Determined pursuant to Rule 0-11(b)(1) by multiplying the transaction valuation by .0001177.

|X|  Check box if any part of the fee is offset as provided by
     Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $72.02       Filing Party:  Collins Industries, Inc.
                       --------------                 --------------------------

Form or Registration No.: SC 13E-3 (File No. 005-16951)
                          -----------------------------

Date Filed:   November 2, 2005
           -----------------------

                                  INTRODUCTION

     This Amendment No. 1 (this "Amendment") to Rule 13e-3 Transaction Statement
(as amended, the "Transaction Statement") amends the Schedule 13E-3 Transaction
Statement filed by Collins Industries, Inc., a Missouri corporation (the
"Company"), with the Securities and Exchange Commission (the "SEC") on November
2, 2005. This Amendment is being filed concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities
Exchange Act of 1934 (the "Exchange Act"), which we refer to herein as the Proxy
Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. This Schedule 13E-3 will be amended to reflect such completion or amendment of the Proxy Statement. The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference.

     All parenthetical references under the various Items contained in this
Schedule 13E-3 are references to corresponding Items contained in Regulation M-A under the Exchange Act. Capitalized terms used but not defined in this Schedule
13E-3 shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

     The information set forth in the Proxy Statement under "SUMMARY TERM SHEET"
is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. The name of the subject company is Collins
Industries, Inc., a Missouri corporation (the "Company"). The Company's principal executive offices are located at 15 Compound Drive, Hutchinson, Kansas
67502. The Company's telephone number is (620) 663-5551.

     (b) Securities. The subject class of equity securities to which this
Schedule relates is the Company's common stock, par value $0.10 per share (the
"Common Stock"), of which 6,633,013 shares were issued and outstanding as of
December 6, 2005.

     (c) Trading Market and Price. The information set forth in the Proxy
Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK
SPLIT - Market for Common Stock" is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement under
"ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT - Dividend
Policy" is incorporated herein by reference.

     (e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule 13E-3.

     (f) Prior Stock Purchases. The information set forth in the Proxy Statement under "SPECIAL FACTORS - Fairness of the Reverse/Forward Stock Split -
Substantive Fairness - Fairness Determination of the Special Committee" is
incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address. The filing person, the Company, is also the subject company. The Company's address and telephone number are provided in Item 2(a)
above. The executive officers and directors of the Company are set forth below.

         Executive Officers
         Don L. Collins, Chairman of the Board
         Donald Lynn Collins, President and Chief Executive Officer
         Cletus Glasener, Vice President of Finance, Chief Financial Officer
         Randall Swift, Vice President and Chief Operating Officer
         Rodney T. Nash, Vice President of Engineering
         Kent E. Tyler, Vice President of Marketing

         Ron Sorensen, Vice President of Risk Management
         John L. Dreasher, Vice President of Human Resources

         Board of Directors
         Don L. Collins
         Donald Lynn Collins
         Don S. Peters
         Arch G. Gothard, III
         William R. Patterson

     The address of each executive officer and director of the Company is c/o
Collins Industries, Inc., 15 Compound Drive, Hutchinson, Kansas 67502, and the
telephone number is (620) 663-5551.

     (b) Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons. The information set forth in Item 3(a) above is incorporated herein by reference. All of the Company's directors and executive officers are United States citizens. During the last five years and to the Company's knowledge, none of the Company's directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws. Information concerning the directors and executive officers of the Company is as follows:

Don L. Collins, founder of the Company, has served as Chairman of the Board since its inception in 1971 and served as Chief Executive Officer until 1998. He is Chairman of the Board's Executive Committee.

Donald Lynn Collins joined the Company in 1980 after being associated with
Arthur Andersen LLP, an international accounting firm. Mr. Collins has served as
Chief Executive Officer of the Company since 1998, as President since 1990, and as a director since 1983. He served as the Chief Operating Officer from 1988 until 1998. He is Chairman of the Board's Policy Committee and a member of the
Board's Executive Committee. He is the son of Don L. Collins.

Don S. Peters, an independent director of the Company since 1983, founded and was chairman of Peters, Gamm, West and Vincent, Inc., an investment advisory firm in Wichita, Kansas, from 1983 to December 1991. He has been a financial consultant with Central Plains Advisors, Inc., an investment advisory firm, since December 1991. He is Chairman of the Board's Finance Committee and a
member of the Board's Audit, Compensation, Nominating and Policy Committees.

Arch G. Gothard, III, an independent director of the Company since 1987, was president of First Kansas Group, an investment firm in Junction City, Kansas, from 1988 to 1999. He was chief financial officer, treasurer, and director of
Communications Services, Inc. from 1985 to 1989. He is Chairman of the Board's
Compensation and Nominating Committees and is a member of the Board's Audit,
Finance and Policy Committees. Mr. Gothard also serves as a director of Kenco
Plastics, a manufacturer and molder of plastic products, Colorado Power Sports, a distributor of ATV's, motorcycles, watercraft and similar products, Pay Phone
Concepts, and Dornoch Medical Systems.

William R. Patterson, an independent director of the Company since 1998, has been a principal of Stonecreek Management, LLC, a private investment firm, since
1998. From October 1996 to August 1998, he was Executive Vice President of
Premium Standard Farms, Inc., a fully-integrated pork producer and processor, where he served as a consultant and as acting Chief Financial Officer from
January 1996 to October 1996. From September 1976 through December 1995, he was a partner in Arthur Andersen LLP. Mr. Patterson is Chairman of the Board's Audit
Committee and is a member of the Board's Compensation, Executive, Finance and
Nominating Committees. Mr. Patterson also serves as a director and chairman of the board of directors of American Italian Pasta Company, a producer of dry pasta, as a director of Premium Standard Farms, Inc., an integrated pork producer and processor, and

as a director and chairman of the board of Paul Mueller Company, a manufacturer of high-quality stainless steel tanks and industrial processing equipment.

Randall Swift was named Vice President and Chief Operating Officer on April 1,
2005. He joined the Company in 1998 as V.P./Sales and Marketing for Capacity of
Texas, Inc., a wholly-owned subsidiary of the Company. In 1999, Mr. Swift was promoted to President of Capacity where he continued to serve prior to this appointment. Mr. Swift possesses an extensive background in sales, engineering, and manufacturing with over six years at Cummins Southern Plains, Inc. prior to coming to Capacity.

Cletus Glasener was named Vice President of Finance and Chief Financial Officer on May 23, 2005. Prior to joining the Company, he served as Vice President,
Controller, and Treasurer of Vought Aircraft Industries since 2000.

Rodney T. Nash joined the Company in 1979 as Engineering Manager and was named
Vice President of Engineering of the Company in November 1986. Prior to joining the Company, he held engineering positions with Hesston Corporation, a farm equipment manufacturer, and Butler Manufacturing, a manufacturer of specialized buildings.

Kent E. Tyler joined the Company in December 1997 as Vice President of
Marketing. Prior to joining the Company, he was Vice President of Ackerman
McQueen, a full-service national marketing and advertising agency.

Ron Sorensen joined the Company in 1978 as a Junior Buyer. After holding various positions within the Company, he was promoted to Director of Corporate
Purchasing in 1996 and Vice President of Risk Management in May of 2005. Prior
to joining the Company, he held the position of District Executive for the Boy
Scouts of America.

John L. Dreasher joined the Company in 2003 as Director of Corporate Human
Resources and was named Vice President of Human Resources of the Company in
March of 2005. Prior to joining the Company, he held human resource and manufacturing positions with Textron, Gates Corporation, and General Electric.

Item 4. Terms of the Transaction.

     (a) Material Terms. The information set forth in the Proxy Statement under
"SUMMARY TERM SHEET," "PROPOSAL NO. 1 AMENDMENTS TO THE COMPANY'S ARTICLES OF
INCORPORATION," "SPECIAL FACTORS," and "ADDITIONAL INFORMATION REGARDING THE
REVERSE/FORWARD STOCK SPLIT" is incorporated herein by reference.

     (c) Different Terms. The information set forth in the Proxy Statement under
"SUMMARY TERM SHEET," "SPECIAL FACTORS - Effect of the Reverse/Forward Stock
Split," "SPECIAL FACTORS - Effects on Shareholders - Effects on Shareholders
With Fewer Than 300 Shares of Common Stock," and "SPECIAL FACTORS - Effects on
Shareholders - Effects on Shareholders With 300 or More Shares of Common Stock"
is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT -
Dissenters' and Appraisal Rights" is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company's corporate files or to obtain counsel or appraisal services at the Company's expense.

     (f) Eligibility for Listing or Trading. The information set forth in the
Proxy Statement under "SUMMARY TERM SHEET" and "SPECIAL FACTORS - Effects on the
Company" is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. Not applicable.

     (b) Significant Corporate Events. The information set forth in the Proxy
Statement under "SPECIAL FACTORS - Fairness of the Reverse/Forward Stock Split -
Substantive Fairness - Fairness Determination of the Special Committee" is
incorporated herein by reference.

     (c) Negotiations or Contacts. Not applicable.

     (e) Agreements Involving the Subject Company's Securities. The information set forth in the Proxy Statement under "CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS" is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired. The information set forth in the Proxy
Statement under "SPECIAL FACTORS - Effects on the Company - No Change in
Authorized Capital or Par Value" is incorporated herein by reference.

     (c) Plans.

          (1)  None.

          (2)  None.

          (3) The information set forth in the Proxy Statement under "SUMMARY
     TERM SHEET" and "SPECIAL FACTORS - Effects on the Company" is incorporated herein by reference.

          (4)  None.

          (5)  None.

          (6) The information set forth in the Proxy Statement under "SUMMARY
     TERM SHEET," "PROPOSAL NO. 1 AMENDMENTS TO THE COMPANY'S ARTICLES OF
     INCORPORATION - Structure of the Reverse/Forward Stock Split," "SPECIAL
     FACTORS - Purpose of the Reverse/Forward Stock Split," "SPECIAL FACTORS -
     Effect of the Reverse/Forward Stock Split" and "SPECIAL FACTORS - Effects
     on the Company" is incorporated herein by reference.

          (7) The information set forth in the Proxy Statement under "SUMMARY
     TERM SHEET," "PROPOSAL NO. 1 AMENDMENTS TO THE COMPANY'S ARTICLES OF
     INCORPORATION - Structure of the Reverse/Forward Stock Split," "SPECIAL
     FACTORS - Purpose of the Reverse/Forward Stock Split," "SPECIAL FACTORS -
     Effect of the Reverse/Forward Stock Split" and "SPECIAL FACTORS - Effects
     on the Company" is incorporated herein by reference.

          (8) The information set forth in the Proxy Statement under "SUMMARY
     TERM SHEET," "PROPOSAL NO. 1 AMENDMENTS TO THE COMPANY'S ARTICLES OF
     INCORPORATION - Structure of the Reverse/Forward Stock Split," "SPECIAL
     FACTORS - Purpose of the Reverse/Forward Stock Split," "SPECIAL FACTORS -
     Effect of the Reverse/Forward Stock Split" and "SPECIAL FACTORS - Effects
     on the Company" is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth in the Proxy Statement under
"SPECIAL FACTORS - Purpose of the Reverse/Forward Stock Split" is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Proxy Statement under
"SPECIAL FACTORS - Alternatives to the Reverse/Forward Stock Split" is
incorporated herein by reference.

     (c) Reasons. The information set forth in the Proxy Statement under
"SUMMARY TERM SHEET," "SPECIAL FACTORS - Purpose of the Reverse/Forward Stock
Split," "SPECIAL FACTORS - Reasons for the Reverse Stock Split" and "SPECIAL
FACTORS - Reasons for the Forward Stock Split" is incorporated herein by reference.

      (d) Effects. The information set forth in the Proxy Statement under
"SUMMARY TERM SHEET," "SPECIAL FACTORS - Effect of the Reverse/Forward Stock
Split," "SPECIAL FACTORS - Effects on Shareholders - Effects on Shareholders
with Fewer Than 300 Shares," "SPECIAL FACTORS - Effects on Shareholders -
Effects on Shareholders With 300 or More Shares," "SPECIAL FACTORS - Effects on
the Company," "SPECIAL FACTORS - Federal Income Tax Consequences," "SPECIAL
FACTORS - Fairness of the Reverse/Forward Stock Split - Substantive Fairness -
Factors Considered - Advantages of the Reverse/Forward Stock Split," and
"SPECIAL FACTORS - Fairness of the Reverse/Forward Stock Split - Substantive
Fairness - Factors Considered - Disadvantages of the Reverse/Forward Stock
Split," is incorporated herein by reference.

Item 8. Fairness of the Transaction.

     (a) Fairness and (b) Factors Considered in Determining Fairness. The
information set forth in the Proxy Statement under "SUMMARY TERM SHEET" and
"SPECIAL FACTORS - Fairness of the Reverse/Forward Stock Split" is incorporated herein by reference.

     (c) Approval of Security Holders, (d) Unaffiliated Representative and (e)
Approval of Directors. The information set forth in the Proxy Statement under
"SPECIAL FACTORS - Fairness of the Reverse/Forward Stock Split" is incorporated herein by reference.

     (f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion or Appraisal and (b) Preparer and Summary of the
Report, Opinion or Appraisal. The information set forth in the Proxy Statement under "SPECIAL FACTORS - Opinion of Financial Advisor," "PROPOSAL NO. 1
AMENDMENTS TO THE COMPANY'S ARTICLES OF INCORPORATION - Background of the
Reverse/Forward Stock Split," and "Annex B: The Financial Advisor's Fairness
Opinion" is incorporated herein by reference.

     (c) Availability of Documents. The information set forth in the Proxy
Statement under "SPECIAL FACTORS - Opinion of Financial Advisor" is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

      (a) Source of Funds, (b) Conditions, (c) Expenses, and (d) Borrowed Funds.
The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION
REGARDING THE REVERSE/FORWARD STOCK SPLIT - Source of Funds and Expenses" and
"PROPOSAL NO. 1 AMENDMENTS TO THE COMPANY'S ARTICLES OF INCORPORATION - Costs of
Proxy Solicitation and the Reverse/Forward Stock Split" is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth in the Proxy Statement under "SECURITY OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS" is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Proxy
Statement under "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

      (d) Intent to Tender or Vote in a Going-Private Transaction and (e)
Recommendations of Others. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT -
Special Interests of the Affiliated Shareholders in the Reverse/Forward Stock
Split" and "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT -
Recommendation of the Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

      (a) Financial Information. The information set forth in the Proxy
Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK
SPLIT - Financial Information" and "GENERAL - Documents Incorporated by
Reference" is incorporated herein by reference.

      (b) Pro Forma Information. Not applicable.

      (c) Summary Information. The information set forth in the Proxy Statement under "ADDITIONAL INFORMATION REGARDING THE REVERSE/FORWARD STOCK SPLIT -
Financial Information" is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

      (a) Solicitations or Recommendations and (b) Employees and Corporate
Assets. The information set forth in the Proxy Statement under "PROPOSAL NO. 1
AMENDMENTS TO THE COMPANY'S ARTICLES OF INCORPORATION - Costs of Proxy
Solicitation and the Reverse/Forward Stock Split" is incorporated herein by reference.

Item 15. Additional Information.

      (b) Other Material Information. The information contained in the Proxy
Statement, including all annexes attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

(a)(1)          Preliminary Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company with the
                Securities and Exchange Commission on November 2, 2005).

(b)(1)          Loan and Security Agreement dated as of May 17, 2002 by and between the Company and Fleet Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Report on
                Form 10-Q for the quarterly period ended July 31, 2002).

(b)(2)          Amendment No. 1 to Loan and Security Agreement, dated as of May
                17, 2002 (incorporated herein by reference to Exhibit 10.9 to the Company's Report on Form 10-K for the annual period ended
                October 31, 2002).

(b)(3)          Amendment No. 2 to Loan and Security Agreement, dated as of
                December 31, 2002 (incorporated herein by reference to Exhibit
                99(b)(3) to the Company's Report on Form SC-TO-I filed October
                10, 2003).

(b)(4)          Amendment No. 3 to Loan and Security Agreement, dated as of
                October 9, 2003 (incorporated herein by reference to Exhibit
                99(b)(4) to the Company's Report on Form SC-TO-I filed October
                10, 2003).

(b)(5)          Amendment No. 4 to Loan and Security Agreement, dated as of
                December 5, 2003 (incorporated herein by reference to Exhibit
                10.13 to the Company's Report on Form 10-K for the annual period ended October 31, 2003).

(b)(6)          Amendment No. 5 to Loan and Security Agreement, dated as of
                January 7, 2004 (incorporated herein by reference to Exhibit
                10.14 to the Company's Report on Form 10-K for the annual period ended October 31, 2003).

(b)(7)          Amendment No. 6 to Loan and Security Agreement, dated as of
                January 31, 2004.

(b)(8)          Amendment No. 7 to Loan and Security Agreement, dated as of
                August 31, 2004 (incorporated herein by reference to Exhibit
                10.1 to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2004).

(c)(1)          Opinion of Stifel, Nicolaus & Company, Incorporated, dated as of
                October 31, 2005 (incorporated by reference to Annex B to the
                Schedule 14A filed by the Company with the Securities and
                Exchange Commission on November 2, 2005).

(c)(2)          Exhibits to Opinion of Stifel, Nicolaus & Company, Incorporated,
                dated as of October 31, 2005 (incorporated by reference to the
                Schedule 13E-3 filed by the Company with the Securities and
                Exchange Commission on November 2, 2005).

(c)(3)          Stratification Analysis & Costs Estimates, dated as of October
                24, 2005, prepared by Stifel, Nicolaus & Company, Incorporated
                (incorporated by reference to the Schedule 13E-3 filed by the
                Company with the Securities and Exchange Commission on November
                2, 2005).

(c)(4)          Valuation Report, dated as of October 28, 2005, prepared by
                Stifel, Nicolaus & Company, Incorporated (incorporated by
                reference to the Schedule 13E-3 filed by the Company with the
                Securities and Exchange Commission on November 2, 2005).

(c)(5)          Stratification Analysis & Costs Estimates, dated as of October
                28, 2005, prepared by Stifel, Nicolaus & Company, Incorporated
                (incorporated by reference to the Schedule 13E-3 filed by the
                Company with the Securities and Exchange Commission on November
                2, 2005).

(d)             None.

(f)             None.

(g)             None.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2005                  /s/ Donald Lynn Collins
                                       -----------------------------------------
                                       Donald Lynn Collins, President and Chief
                                       Executive Officer

                                  EXHIBIT INDEX

Exhibit
Number                             Description

(a)(1)         Preliminary  Proxy  Statement  of the  Company  (incorporated  by reference to the Schedule 14A filed by the Company with the
               Securities and Exchange Commission on November 2, 2005).

(b)(1)         Loan and Security Agreement dated as of May 17, 2002 by and between the Company and Fleet Capital Corporation (incorporated herein by reference to Exhibit 10.1 to the Company's Report on
               Form 10-Q for the quarterly period ended July 31, 2002).

(b)(2)         Amendment No. 1 to Loan and Security Agreement, dated as of May
               17, 2002 (incorporated herein by reference to Exhibit 10.9 to the
               Company's Report on Form 10-K for the annual period ended October
               31, 2002).

(b)(3)         Amendment No. 2 to Loan and Security Agreement, dated as of
               December 31, 2002 (incorporated herein by reference to Exhibit
               99(b)(3) to the Company's Report on Form SC-TO-I filed October
               10, 2003).

(b)(4)         Amendment No. 3 to Loan and Security Agreement, dated as of
               October 9, 2003 (incorporated herein by reference to Exhibit
               99(b)(4) to the Company's Report on Form SC-TO-I filed October
               10, 2003).

(b)(5)         Amendment No. 4 to Loan and Security Agreement, dated as of
               December 5, 2003 (incorporated herein by reference to Exhibit
               10.13 to the Company's Report on Form 10-K for the annual period ended October 31, 2003).

(b)(6)         Amendment No. 5 to Loan and Security Agreement, dated as of
               January 7, 2004 (incorporated herein by reference to Exhibit
               10.14 to the Company's Report on Form 10-K for the annual period ended October 31, 2003).

(b)(7)         Amendment No. 6 to Loan and Security Agreement, dated as of
               January 31, 2004.

(b)(8)         Amendment No. 7 to Loan and Security Agreement, dated as of
               August 31, 2004 (incorporated herein by reference to Exhibit 10.1 to the Company's Report on Form 10-Q for the quarterly period ended July 31, 2004).

(c)(1)         Opinion of Stifel, Nicolaus & Company, Incorporated, dated as of
               October 31, 2005 (incorporated by reference to Annex B to the
               Schedule 14A filed by the Company with the Securities and
               Exchange Commission on November 2, 2005).

(c)(2)         Exhibits to Opinion of Stifel, Nicolaus & Company, Incorporated,
               dated as of October 31, 2005 (incorporated by reference to the
               Schedule 13E-3 filed by the Company with the Securities and
               Exchange Commission on November 2, 2005).

(c)(3)         Stratification Analysis & Costs Estimates, dated as of October
               24, 2005, prepared by Stifel, Nicolaus & Company, Incorporated
               (incorporated by reference to the Schedule 13E-3 filed by the
               Company with the Securities and Exchange Commission on November
               2, 2005).

(c)(4)         Valuation Report, dated as of October 28, 2005, prepared by
               Stifel, Nicolaus & Company, Incorporated (incorporated by
               reference to the Schedule 13E-3 filed by the Company with the
               Securities and Exchange Commission on November 2, 2005).

(c)(5)         Stratification Analysis & Costs Estimates, dated as of October
               28, 2005, prepared by Stifel, Nicolaus & Company, Incorporated
               (incorporated by reference to the Schedule 13E-3 filed by the
               Company with the Securities and Exchange Commission on November
               2, 2005).

(d)            None.

(f)            None.

(g)            None.